

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2025

Junheng Xie
Chief Executive Officer and Director
Aimei Health Technology Co., Ltd.
10 East 53rd Street, Suite 3001
New York, NY 10022

> **Re: Aimei Health Technology Co., Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2024**
> **File No. 001-41880**

Dear Junheng Xie:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Sincerely,

    Division of Corporation Finance
    Office of Real Estate & Construction